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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              HCR/MANOR CARE, INC.
         ------------------------------------------------------------
                                (Name of Issuer)


                              Common Stock
         ------------------------------------------------------------
                         (Title of Class of Securities)

                                 404134-10-8
                           --------------------------
                                 (CUSIP Number)

                     Mr. Stewart Bainum, Jr. (240) 453-8550
               7361 Calhoun Place, Suite 300, Rockville, MD 20855
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 2000
         ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 404134-10-8                                  13D           Page 2 of 5


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Stewart Bainum, Jr.
        S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
     00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(C) or 2(E)    (  )

6    Citizenship or Place of Organization
     USA


Number of Shares Beneficially
Owned by Each Reporting Person with:

     7     Sole Voting Power            18,381

     8     Shared Voting Power       3,567,869

     9     Sole Dispositive Power       18,381

     10    Shared Dispositive Power  3,567,869

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,586,250

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

     3.50%

14   Type of Reporting Person

     IN
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CUSIP No. 404134-10-8                                     13D        Page 3 of 5

Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Manor Care, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               1 SeaGate
               Toledo, OH  43604
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background

          (a)  Name:
               Stewart Bainum, Jr.
          (b)  Business Address:
               7361 Calhoun Place, Suite 300
               Rockville, MD  20855
          (c)  Present Principal Employment:
               Chairman of the Board,Manor Care, Inc.
               7361 Calhoun Place, Suite 300
               Rockville, Maryland  20855
          (d)  Record of Convictions:
               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          N/A

Item 4.   Purpose of Transaction

          A family investment partnership in which Mr. Bainum is Managing General Partner and shares voting authority with his siblings, Bruce Bainum, Roberta Bainum, and Barbara Bainum, made a distribution of 1,779,628 shares to its partners. Of the shares so distributed, trusts for the benefit of Mr. Bainum received 342,009 shares and trusts in which Mr. Bainum minor children are the beneficiaries received 6,768 shares. As reflected in item 5(c)below, many of these shares were subsequently sold by the trusts.

Item 5.   Interest in Securities of the Issuer

          (a)  Amount and percentage beneficially owned:
               Reporting Person:
               3,586,250 shares, including 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the SBJ Trust is a stockholder and shares voting authority.
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 CUSIP No. 404134-10-8                                   13D         Page 4 of 5

               Also includes 18,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days. Also includes 381 shares held in the 401K retirement plan of the Issuer for the benefit of Mr. Bainum, Jr.


          (b) Number of shares as to which such person has:

               (i)  Sole Voting Power                18,381

              (ii)  Shared Voting Power           3,567,869

             (iii)  Sole Dispositive Power           18,381

              (iv)  Shared Dispositive Power      3,567,869

         (c) A schedule of transactions effected in the last sixty days is as follows:

              Stewart Bainum, Jr. Declaration of Trust:
              -----------------------------------------

              Received _____179,679 shares as a distribution from MidPines Associates LP - 12/15/00

              Received 42,205 shares as a distribution from the Stewart Bainum, Jr. Grantor Retained Annuity Trust - 12/18/00

              Sold  221,884  shares   12/19/00  $19.0640


              Stewart Bainum, Jr.  Grantor Retained Annuity Trust:
              ----------------------------------------------------
              Received ____162,330 shares as a distribution from MidPines Associates LP - 12/15/00

              Distributed 42,205 to Stewart Bainum, Jr. Declaration of Trust - 12/18/00

              Sold  120,125 shares 12/19/00  $19.0640


              Trusts for the benefit of Mr. Bainum's minor children:
              ------------------------------------------------------
              Received ____6,768 shares as a distribution from MidPines Associates LP - 12/15/00
              Sold    5,846   shares   12/19/00  $19.5000
              Sold      922   shares   12/20/00  $19.5023


          (d) Ownership of more than five percent on behalf of Another Person:

              To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e) Ownership of Less than Five Percent:

              Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.

Item 7.   Material to be Filed as Exhibits

          None
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CUSIP No. 404134-10-8                                   13D          Page 5 of 5


Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 26, 2000



                           /s/ Stewart Bainum, Jr.
                          -----------------------------------------
                           Stewart Bainum, Jr.